EX-99.1

FOR IMMEDIATE RELEASE

Contact:

Stanley V.Vogler

Chief Financial Officer

(415) 243-2737

stanley.vogler@elevon.cc

ELEVON INC. ANNOUNCES SALE OF UNITED KINGDOM OPERATIONS

SAN FRANCISCO, Calif.- September 6, 2002-Elevon, Inc. ("Elevon") (OTCBB:ELVN), a provider of advanced business solutions in the areas of collaborative commerce and knowledge management, today announced the sale of its United Kingdom operations, headquartered in Aylesbury, United Kingdom, and its Elevon 5 intellectual property to Novele Limited ("Novele"), located in London, England.

Under the terms of a Sale Purchase Agreement ("Agreement") dated September 6, 2002, Elevon sold the stock of its wholly owned subsidiary, Elevon International Limited, to Novele for consideration of $16.5 million. Approximately $15.7 million cash was received at closing. The remaining balance of $800,000 is due on or before December 31, 2002 subject to certain conditions under the terms of the Agreement.

In addition to acquiring the Elevon operations headquartered in the United Kingdom, Novele acquired the Elevon 5 intellectual property, which Elevon had acquired from the administrative receiver for the QSP Group PLC in November 2001. Novele will also become an exclusive distributor of Elevon software, including Elevon 2 and Active Financial Planning, in the United Kingdom and certain other territories, as defined in a Master Distribution Agreement.

"The current United Kingdom management team will continue to lead the new organization," said Frank Richardson, chief executive officer of Elevon. "We are pleased to have the on-going relationship with them as a distributor of our Elevon products."

About Elevon

Elevon, Inc. (OTCBB:WALK) headquartered in San Francisco, is a leading provider of advanced business solutions in the areas of collaborative commerce and knowledge management. Over the last three years, Elevon, Inc. (formerly Walker Interactive Systems Inc.), has been providing e-business solutions to Global 2000 organizations. After working extensively with these leading organizations, Elevon has identified the need to deliver collaborative solutions that extend beyond the four walls of the enterprise. Elevon calls this Collaborative Synergies. Elevon is elevating collaborative commerce to the next level and elevating a company's performance. More information about Elevon is available at elevon.cc or 1-877- COLLABORATE.

Copyright © 2002 Elevon, Inc. All rights reserved. Elevon is a trademark of Elevon, Inc.

This news release contains forward-looking statements including those related to future profitability and cashflows, quarterly operating costs and revenue growth. Actual results may differ materially from any forward-looking statements contained in this news release due to a number of factors that could materially and adversely affect the Company's business, financial condition, operating results and stock price. These factors are discussed in the Company's most recent Annual Report to Stockholders, which includes the most recent Annual Report on Form 10-K, and in the Company's quarterly 10-Q reports. The information contained in such discussions should be considered in evaluating the Company's prospects and future financial performance.